As filed with the Securities and Exchange Commission on September 14, 2005
File No. 333-64177

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
POST-EFFECTIVE AMENDMENT NO. 7 ON
FORM S-2
TO
REGISTRATION STATEMENT ON FORM SB-2
Under
The Securities Act of 1933
INTERVEST BANCSHARES CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

DELAWARE	13-3699013
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

 One Rockefeller Plaza
Suite 400
New York, New York 10020-2002
(212) 218-2800
(Address, Including Zip Code, and Telephone Number, Including Area Code of Registrant's Principal Executive Offices)

Copy to:
Lawrence G. Bergman, Vice President	Thomas E. Willett, Esq.
Intervest Bancshares Corporation	Harris Beach PLLC
One Rockefeller Plaza (Suite 400)	99 Garnsey Road
New York, New York 10020-2002	Pittsford, New York 14534
(212-218-2800)	(585) 419-8646

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ 333-64177

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

PRIOR REGISTRATION - RULE 429

*
As permitted by Rule 429, the Prospectus included herein also relates to: a Registration Statement on Form SB-2 (No. 333-5013) with respect to shares of Class A Common Stock issuable upon conversion of debentures; a Registration Statement on Form SB-2 (No. 333-82246) with respect to 675,000 Warrants and 675,000 shares of Class A Common Stock; a Registration Statement on Form SB-2 (No. 333-3522) with respect to 613,500 Warrants and 613,500 shares of Class A Common Stock; a Registration Statement on Form SB-2 (No. 333-26583) with respect to 240,165 Warrants, 240,165 shares of Class A Common Stock and 150,000 shares of Class B Common Stock; and a Registration Statement on Form SB-2 (No. 333-33419) related to 965,683 Warrants and 965,683 shares of Class A Common Stock.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8 (a), may determine.

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer is not permitted.

Subject to Completion Dated September 14, 2005

PROSPECTUS

INTERVEST BANCSHARES CORPORATION
(A Financial Holding Company)

This prospectus covers shares of our Class A Common Stock and Class B Common Stock that we may issue whenever someone exercises warrants that we previously issued. We have issued warrants which currently entitle the holder to purchase up to 501,465 shares of Class A Common Stock and up to 195,000 shares of Class B Common Stock. This prospectus also covers shares of Class A Common Stock that we may issue upon conversion of Series 5/14/98 convertible debentures. We have issued convertible debentures which allow the holders to currently convert them into up to 331,000 shares of our Class A Common Stock.

Our Class A Common Stock is listed on the Nasdaq National Market under the symbol "IBCA".

Please see "Risk Factors" beginning on page 7 to read about certain factors you should consider.

THE SECURITIES OFFERED BY THIS PROSPECTUS ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OBLIGATIONS OF ANY BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTA-TION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Price to Public	Underwriting Discounts and Commissions (1)	Proceeds to Company (2)
Per Share	(3)	---	(3)
Per Warrant (4)	---	---	---
Total	$4,812,000	---	$4,812,000

(1)	The Company will not use brokers or dealers in connection with this offering.

(2)	Before deducting expenses estimated at $8,000. The Company will not receive any proceeds in connection with the conversion of its debentures.

(3)
Warrants related to 501,465 shares of Class A Common Stock are at an exercise price of $6.67 per share. Warrants related to 145,000 shares of Class B Common Stock are at an exercise price of $6.67 per share. Warrants related to 50,000 shares of Class B Common Stock are at an exercise price of $10.00 per share.

(4)	The Company received no separate proceeds upon issuance of Warrants.

The date of this Prospectus is ___________, 2005

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or incorporated by reference in this prospectus. We are not making offers to sell the securities covered by this prospectus or soliciting offers to purchase the securities covered by this prospectus in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation. The information in this prospectus is accurate as of the date on the front cover. You should not assume that the information contained in this prospectus is accurate as of any other date.

PROSPECTUS SUMMARY

This summary highlights information contained in this prospectus. Because this is a summary, it may not contain all of the information that is important to you. Therefore, you should read the entire prospectus carefully, especially the risks of investing in our Class A common stock discussed under “Risk Factors,” as well as our consolidated financial statements incorporated by reference into this prospectus. References in this prospectus to “we,” “us,” “our,” the “holding company," and "Intervest" refer to Intervest Bancshares Corporation and its consolidated subsidiaries, unless otherwise specified. References to the “bank” and our “mortgage lending subsidiary” refer to our principal operating subsidiaries, Intervest National Bank and Intervest Mortgage Corporation, respectively.

Who We Are

Intervest Bancshares Corporation is a financial holding company with two primary operating subsidiaries, Intervest National Bank and Intervest Mortgage Corporation. Intervest National Bank is a nationally chartered bank with a full-service banking office in New York City and five full-service offices in Pinellas County, Florida and which focuses on multi-family and commercial real estate lending. Intervest Mortgage Corporation is a mortgage investment company engaged in the origination of commercial and multi-family real estate mortgage loans and the provision of loan origination services to the bank. We are headquartered at One Rockefeller Plaza in New York City, New York. At June 30, 2005, we had total consolidated assets of $1.5 billion, net loans of $1.2 billion, total deposits of $1.2 billion and stockholders’ equity of $98.0 million.

The bank emphasizes multi-family and commercial real estate lending. Commercial real estate and multi-family mortgage loans represented substantially of the bank's loan portfolio at June 30, 2005 and the portfolio included rental and cooperative apartment buildings, mix-used properties, shopping centers, hotels, industrial properties and vacant land. The bank's borrowers are attracted to the bank's products due to the personalized service provided by our officers and our timely response to loan requests and loan processing. The bank's management team has extensive experience in commercial and multifamily real estate lending activities.

The bank attracts deposits from the areas served by its banking offices. It also provides internet banking services through its web site which attracts deposit customers from outside its primary market areas. The deposits, together with funds derived from other sources are used to originate primarily commercial and multi-family real estate loans and to purchase investment securities.

Intervest Mortgage Corporation's business focuses on the origination of multi-family and commercial real estate mortgage loans, consisting of first mortgage and junior mortgage loans. It also provides loan origination services to the bank. Intervest Mortgage Corporation funds its lending business through the issuance of subordinated debentures in public offerings.

Intervest Mortgage Corporation was organized in April 1987. Intervest Bancshares Corporation was incorporated in 1993 for the purposes of acquiring Intervest Bank, a Florida state-chartered commercial bank with offices in Pinellas County, Florida. Intervest National Bank, a nationally chartered commercial bank, opened for business on April 1, 1999 as a de novo bank and a wholly-owned subsidiary of Intervest Bancshares Corporation. In July of 2001, Intervest Bank merged with and into Intervest National Bank. In March of 2000, Intervest Bancshares Corporation acquired Intervest Mortgage Corporation. Intervest Mortgage Corporation and Intervest Bancshares Corporation were affiliated in that certain of the officers and directors of Intervest Bancshares Corporation and their family members owned all of the shares of Intervest Mortgage Corporation.

In addition to our two primary subsidiaries, we also own a broker/dealer subsidiary and four statutory trusts. Intervest Statutory Trust I, Intervest Statutory Trust II, Intervest Statutory Trust III, and Intervest Statutory Trust IV were each formed in connection with the issuance of $15,000,000 of capital securities, for an aggregate of $60 million in principal amount of outstanding capital securities. These trusts are not authorized to and do not conduct any trade or business, and were formed for the sole purpose of the issuance, sale and administration of the capital securities. Intervest Statutory Trust I, II, III and IV are wholly owned subsidiaries of the Holding Company that are unconsolidated entities as required by FASB Interpretation No. 46-R, "Consolidation of Variable Interest Entities."

Intervest Securities Corporation is a broker/dealer and an NASD member firm whose business activities to date have not been material. Its only revenues have been derived from participating as a selected dealer from time to time in our offerings of debt securities, primarily those of Intervest Mortgage Corporation.

Our Growth

Our business has experienced significant balance sheet growth primarily in our commercial real estate and multifamily loan portfolio. Our deposit generation efforts have focused on certificates of deposit and money market accounts. From December 31, 2000 to December 31, 2004, our total assets have grown from $416.9 million to $1.3 billion, our total loans have increased from $266.3 million to $1.0 billion, and our total deposits have increased from $300.2 million to $993.9 million. During the same period, our net income has increased from $2.6 million to $11.5 million and our diluted earnings per share have grown from $0.67 to $1.71.

For the year ended December 31, 2004, our growth over the prior year was as follows:

o	Total assets increased 42.6 % from $911.5 million to $1.3 billion.

o	Total loans increased 49.0% from $671.1 million to $1.0 billion.

o	Total deposits increased 47.1%from $675.5 million to $993.9 million.

o	Net income increased 26.4% from $9.1 million to $11.5 million.

o	Diluted earnings per share increased 11.8% from $1.53 to $1.71.

Our Market Area

Our primary market area for our New York deposit operations is the New York City metropolitan area. The primary market area for our Florida operations is Pinellas County, which is the most populous county in the Tampa Bay area of Florida. The Tampa Bay area is located on the west coast of central Florida and includes the cities of Tampa, St. Petersburg and Clearwater.

Our mortgage lending activities have been concentrated in the New York City metropolitan area where real estate securing approximately 70% of our loan portfolio at June 30, 2005 was located. Of the remaining loan portfolio, approximately 19% was collateralized by properties located in our Florida market, with the remainder of our portfolio geographically dispersed throughout a variety of other states including Alabama, Connecticut, Georgia, Indiana, Kentucky, Massachusetts, Maryland, New Jersey, Ohio, Pennsylvania, Virginia and Washington D.C.

Our Business Strategy

Our goal is to continue to enhance our earnings through asset-driven growth of our banking operations, while maintaining the combination of efficient customer service and loan underwriting that have characterized our success to date. Our strategy for achieving this goal is as follows:

Develop and Maintain Broker and Borrower Relationships - We seek to continue to utilize the strong relationships we have developed both with our borrowers and with the mortgage brokers with whom we have done business. Based on our experience of focusing on serving the commercial and multi-family mortgage loan market, offering customized loan products and timely loan processing and underwriting decisions, we believe we can continue to maintain and grow our portfolio and be successful in our market areas.

Continue to Focus on Our Core Competencies - We are committed to serving our market and growing our commercial real estate and multi-family mortgage loan portfolios by providing custom loan products and high quality and timely service to our borrowers. The bank’s market areas have provided a stable flow of originations. We believe our ability to understand our borrowers’ businesses and to accurately evaluate the underlying collateral combined with our established underwriting standards enables us to mitigate the higher credit risk typically associated with commercial real estate and multifamily lending.

Maintain Our Asset Quality - While our loan portfolio has experienced rapid growth, we have experienced only one loan chargeoff from our lending activities, which totaled $150,000, during the past five years. We believe this experience is the result of our underwriting standards, our timely follow-up on delinquencies and the expertise of our senior management. At June 30, 2005, $0.7 million of loans were on non-accrual status, representing 0.06% of our total loans.

Focus on Interest Rate Risk Management - The relatively short-term nature of our commercial real estate and multifamily loans reduces the interest rate risk inherent in traditional mortgage lending which tends to be of longer term. To further reduce the impact of fluctuations in interest rates, interest rate floors are often included in our loan documents which mitigate the impact of decreases in market interest rates. We also invest in highly liquid U.S. government agency bonds and notes until we are able to reinvest these assets into loans. Our securities portfolio includes primarily government agency securities, which are held for the purpose of providing the bank with necessary liquidity.

Strategic Expansion - We believe that our centralized underwriting and administration functions can be expanded to enable us to support continued growth in the demand for our commercial real estate and multi-family loan products, while maintaining operating efficiencies. We may explore and evaluate opportunistic controlled expansion of our franchise within and outside of our primary market areas through de novo branch expansion or strategic acquisitions, although none are currently contemplated.

We believe that we are well positioned to capitalize on the opportunities that our marketplace, expertise and customer base afford us.

Recent Developments

On August 16, 2005, we closed a public offering of our shares of Class A Common Stock. We issued a total of 1,250,000 shares of Class A Common Stock at a price of $19.75 per share, resulting in net proceeds of approximately $22.9 million. The underwriters in that offering also exercised an option, to purchase additional shares for the purpose of covering over-allotments, and on September 9, 2005, the Company issued an additional 186,468 shares of Class A Common Stock at a price of $19.75, resulting in net proceeds of approximately $3.5 million.

Corporate Information

Our headquarters is located on the fourth floor of One Rockefeller Plaza, New York, New York, 10020-2002. Our telephone number is (212) 218-2800. Our subsidiary, Intervest National Bank, has a website at www.intervestnatbank.com. The information on that website should not be considered part of this prospectus and is not incorporated into this prospectus by reference.

The Offering

Securities Offered
501,465 shares of Class A Common Stock and 195,000 shares of Class B Common Stock issuable upon exercise of Warrants and 331,000 shares of Class A Common Stock currently issuable upon conversion of Debentures. See "Description of Capital Stock" and "Description of Debentures."

Shares of Class A Common Stock currently outstanding (1)	7,162,089
Shares of Class A Common Stock outstanding after exercise of Class A Warrants and conversion of debentures	7,994,554
Shares of Class B Common stock currently outstanding	385,000
Shares of Class B Common stock outstanding after exercise of Class B Warrants	580,000
Market for the Class A Common Stock	The Class A Common Stock is listed on the Nasdaq Stock Market's National Market under the symbol "IBCA."
Use of Proceeds
The net proceeds of this Offering, if any, received upon exercise of warrants will be added to our working capital and will be available for general corporate purposes. Portions of the proceeds may be invested in our subsidiaries.

Investment Considerations	Investors should consider the information discussed under the heading "Risk Factors."

(1)
As of September 1, 2005. Does not include: (i) 385,000 shares of Class A Common stock issuable upon the conversion of issued and outstanding shares of Class B Common Stock; (ii) 501,465 shares of Class A Common Stock issuable upon exercise of Warrants for Class A Common Stock; (iii) 195,000 shares of Class A Common Stock issuable upon conversion of Class B Common Stock issuable upon exercise of Warrants for Class B Common Stock; (iv) 331,000 shares of Class A Common Stock issuable upon conversion of the Company's Convertible Subordinated Debentures; and (v) 187,500 shares of Class A Common Stock underlying the option granted to the Underwriters in the Company's recent public offering..

RISK FACTORS

Investment in our Class A common stock involves a number of risks. We urge you to read all of the information contained in this prospectus. In addition, we urge you to consider carefully the following risk factors in evaluating an investment in our Class A common stock before you purchase any shares of our Class A common stock offered by this prospectus. An investment in our Class A common stock should be undertaken only by persons who can afford an investment involving such risks.

Risks Relating to Our Business

We depend on our executive officers and other key employees to implement our business strategy and our business may suffer if we lose their services.

Our success is largely dependent on the business expertise and relationships of a small number of our executive officers and other key employees. Our chairman and chief executive officer, who has been and remains instrumental to our success, is 86 years of age. If the services of any of our executive officers or other key employees were to become unavailable for any reason, the growth, performance and operation of our company and its subsidiaries might be adversely affected because of their skills, knowledge of the markets in which we operate, years of real estate lending experience and the difficulty of promptly finding qualified replacement personnel. As a result, our ability to successfully grow our business will depend, in part, on our ability to attract and retain additional qualified officers and employees.

Our loans are highly concentrated in commercial real estate and multifamily mortgage loans, increasing the risk associated with our loan portfolio.

Substantially all (over 99%) of our loan portfolio is comprised of commercial real estate (including land loans) and multifamily mortgage loans. This lack of diversity increases the risk associated with our loan portfolio. Commercial real estate and multifamily loans are generally considered riskier than many other kinds of loans, like single family residential real estate loans, since these loans tend to involve larger loan balances to single borrowers and repayment of loans secured by income-producing property is typically dependent upon the successful operation of the underlying real estate. In addition, loans on vacant land typically do not have income streams. Our average real estate loan size was $2.2 million at June 30, 2005 and we expect that it will continue to increase in the future. Regardless of the underwriting criteria we utilize, losses may be experienced as a result of various factors beyond our control, including, among other things, changes in market and economic conditions affecting the value of our loan collateral and problems affecting the credit and business of our borrowers.

An economic downturn in New York or Florida could hinder our ability to operate profitably and have an adverse impact on our operations.

Our assets are heavily concentrated in mortgages on properties located in New York City and Florida, our two primary market areas. Accordingly, our business and operations are vulnerable to downturns in the economies of those geographic areas. At June 30, 2005, mortgages representing approximately 70% of the principal balance of our total loan portfolio were on properties located in New York City and mortgages representing approximately 19% of the principal balance of our loan portfolio were on properties located in Florida. The concentration of our loans in these areas subjects us to risk that a downturn in the economy or recession in those areas could result in a decrease in loan originations and increases in delinquencies and foreclosures, which would more greatly affect us than if our lending were more geographically diversified. Many of the properties located in the New York City area underlying our mortgage loans are subject to rent control and rent stabilization laws, which limit the ability of property owners to increase rents, which may in turn limit the borrowers’ ability to repay those mortgage loans. In addition, since a large portion of our portfolio is secured by properties located in Florida, the occurrence of a natural disaster, such as a hurricane, could result in a decline in loan originations, a decline in the value or destruction of mortgaged properties and an increase in the risk of delinquencies, foreclosures or loss on loans originated by us in that state. We may suffer losses if there is a decline in the value of the properties underlying our mortgage loans which would have an adverse impact on our operations. See “-- If the properties underlying many of our mortgage loans lose value, we may suffer loan losses.”

Our historical levels of balance sheet growth and financial performance trends may not continue if our growth strategy is not successful.

A key component of our strategy has been and will continue to be our growth, including the attraction of additional deposits and the origination of additional loans. Our ability to sustain continued growth depends upon several factors outside of our control, including economic conditions generally and in our market areas in particular, as well as interest rate trends. We can provide no assurance that we will continue to be successful in increasing the volume of our loans and deposits at acceptable risk and asset quality levels and upon acceptable terms, while managing the costs and implementation risks associated with this growth strategy. There can be no assurance that any further expansion will be profitable or that we will continue to be able to sustain our historical rate of growth, either through internal growth or through other expansion of our banking markets. In addition, we have relied historically on a relatively small number of key executives in relation to the size of our company, and there can be no assurance that we will be able to manage anticipated future growth without additional management staff. Our growth strategy may also limit short-term increases in our profitability, as we dedicate resources to the building of our infrastructure. See “--We depend on our executive officers and other key employees to implement our business strategy and our business may suffer if we lose their services.”

Our business, financial condition and results of operations will suffer if we do not continually identify and invest in mortgage loans or other instruments with rates of return above our cost of funds.

Our profitability depends primarily on the generation of net interest income which is dependent on the interest rate spread, which is the difference between yields earned on interest-earning assets and the rates paid on interest-bearing liabilities. As a result, our success, in large part, depends on our ability to invest a substantial percentage of our assets in mortgage loans with rates of return that exceed our cost of funds. We may also experience lower rates of return from investment of our assets, including, but not limited to, proceeds from prepaid loans, in liquid assets such as government securities and overnight funds, which would have a material adverse effect on our business, financial condition or results of operations. Our net interest margin has ranged from a low of 2.34% for 2000 to a high of 2.90% for 2003, and was 2.59% for the quarter ended June 30, 2005.

Changes in interest rates could adversely impact our earnings.

Like many financial institutions, we are subject to the risk of fluctuations in interest rates. A significant change in interest rates could have a material adverse effect on our net income. Fluctuations in interest rates are not predictable or controllable and, therefore, there can be no assurance of our ability to maintain a consistent positive interest rate spread between the yield earned on our interest-earning assets and the rates paid on our interest-bearing liabilities. Our one-year positive interest rate sensitivity gap was $404.3 million, or 26.7% of total assets, at June 30, 2005. For purposes of computing the gap, all deposits with no stated maturities are treated as readily accessible accounts. However, if such deposits were treated differently, the one-year gap would then change. The behavior of core depositors may not necessarily result in the immediate withdrawal of funds in the event deposit rates offered by the bank did not change as quickly and uniformly as changes in general market rates. Notwithstanding all of the above, there can be no assurances that a sudden and substantial increase in interest rates may not adversely impact our earnings, to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent, or on the same basis.

If the properties underlying many of our mortgage loans lose value, we may suffer loan losses.

Our ability to recover our investment in mortgage loans is solely or primarily dependent on the value derived from the sale of the property underlying our mortgage loans because many of our mortgages that we have originated, or will originate in the future, are non-recourse or limited recourse. Under the terms of non-recourse mortgages, the owner of the property subject to the mortgage has no personal obligation to repay the mortgage note which the mortgage secures. In some circumstances, we may have limited recourse against the owner with respect to liabilities related to tenant security deposits, proceeds from insurance policies, losses arising under environmental laws and/or losses resulting from waste or acts of malfeasance. In addition, our losses from delinquent and foreclosed loans may be particularly pronounced because most of our loans do not require repayment of a substantial part of the original principal amount until maturity, and if borrowers default on their balloon payments or if we have a junior lien position, it may have a material adverse effect on our business, financial condition and results of operations. Additionally, since we tend to lend in areas that are in the process of being revitalized, properties securing our loans in these revitalizing neighborhoods may be more susceptible to fluctuations in property values than in more established areas. In the event we are required to foreclose on a property securing one of our mortgage loans or otherwise pursue our remedies in order to protect our investment, there can be no assurance that we will recover funds in an amount equal to our projected return on our investment or in an amount sufficient to prevent a loss to us due to prevailing economic conditions, real estate values and other factors associated with the ownership of real property. As a result, the market value of the real estate or other collateral underlying our loans may not, at any given time, be sufficient to satisfy the outstanding principal amount of the loans.

We may have higher loan losses than we have allowed for, in which case our results of operations and financial condition will be adversely affected.

We maintain an allowance for loan losses in order to mitigate the effect of possible losses inherent in our loan portfolio. There is a risk that we may experience losses which could exceed the allowance for loan losses we have set aside. In determining the size of the allowance, our management makes various assumptions and judgments about the collectibility of our loan portfolio, including the diversification of our loan portfolio, the effect of changes in the local real estate market on collateral values, the results of recent regulatory examinations, the effects on the loan portfolio of current economic indicators and their probable impact on borrowers, the amount of chargeoffs for the period, the amount of nonperforming loans and related collateral security, and the evaluation of our loan portfolio by an external loan review. At June 30, 2005, we had a net loan portfolio of approximately $1.2 billion and the allowance for loan losses was approximately $12.6 million, which represented 1.08% of the total amount of the loans. If our assumptions and judgments prove to be incorrect or federal regulators require us to increase our provision for loan losses or recognize further loan chargeoffs, we may have to increase our allowance for loan losses or loan chargeoffs which could have an adverse effect on our operating results and financial condition. There can be no assurances that our allowance for loan losses will be adequate to protect us against loan losses that we may incur.

We are a highly leveraged company and our indebtedness could adversely affect our financial condition and prevent us from continuing to grow our balance sheet.

At June 30, 2005, our borrowed funds (exclusive of deposits) and related interest payable was approximately $163.0 million, consisting of $61.9 million principal amount of trust preferred securities, $94.0 million principal amount of subordinated debentures, $6.9 million of accrued interest payable on borrowed funds, and $0.2 million of a mortgage note payable. This level of indebtedness could make it difficult for us to satisfy all of our obligations to the holders of our debt and could limit our ability to obtain additional debt financing to fund our working capital requirements. In addition, the indentures underlying the subordinated debentures of our mortgage lending subsidiary contain financial and other restrictive covenants that may limit its ability to incur additional indebtedness. The inability to incur additional indebtedness could adversely affect our business and financial condition by, among other things, limiting our flexibility in planning for, or reacting to, changes in our industry; placing us at a competitive disadvantage with respect to our competitors who may operate on a less leveraged basis. As a result, this may make us more vulnerable to changes in economic conditions and require us to dedicate a substantial portion of our cash flow from operations to the repayment of our indebtedness, which would reduce the funds available for other purposes which, in turn, could have a negative impact on our profitability and our stock price.

We operate in a highly regulated industry and government regulations significantly affect our business.

The banking industry is extensively regulated. Banking regulations are intended primarily to protect depositors, consumers and the Bank Insurance Fund of the Federal Deposit Insurance Corporation, referred to in this prospectus as the FDIC, and not stockholders. We are subject to regulation and supervision by the Board of Governors of the Federal Reserve System, or Federal Reserve Board, referred to in this prospectus as the FRB, and the bank is subject to regulation and supervision by the Office of the Comptroller of the Currency, referred to in this prospectus as the OCC. Regulatory requirements affect our lending practices, capital structure, investment practices, dividend policy and growth. The bank regulatory agencies have broad authority to prevent or remedy unsafe or unsound practices or violations of law. We are subject to regulatory capital requirements, and a failure to meet minimum capital requirements or to comply with other regulations could result in actions by regulators that could adversely affect our ability to pay dividends or otherwise adversely impact our operations. In addition, changes in law, regulations and regulatory practices affecting the banking industry may limit the manner in which we may conduct our business.

We depend on brokers and other sources for our mortgage lending activities and any reduction in referrals could limit our ability to grow.

We rely significantly on referrals from mortgage brokers for our loan originations. Our ability to maintain our history of growth may depend, in part, on our ability to continue to attract referrals from mortgage brokers. If those referrals were to decline or did not continue to expand, there can be no assurances that other sources of loan originations would be available to assure our ability to maintain a level of growth consistent with our historical performance.

Since we engage in collateral-based lending and may be forced to foreclose on the collateral property and own the underlying real estate, we may be subject to the increased costs associated with the ownership of real property which could result in reduced revenues.

Since we are primarily a collateral-based lender, we may have to foreclose on the collateral property to protect our investment and may thereafter own and operate such property, in which case we are exposed to the risks inherent in the ownership of real estate. The amount that we, as a mortgagee, may realize after a default, is dependent upon factors outside of our control, including, but not limited to:

•	general or local economic conditions;
•	neighborhood values;
•	interest rates;
•	real estate tax rates;
•	operating expenses of the mortgaged properties;
•	supply of and demand for rental units or properties;
•	ability to obtain and maintain adequate occupancy of the properties;
•	zoning laws;
•	governmental rules, regulations and fiscal policies; and
•	acts of God.

Certain expenditures associated with the ownership of real estate, principally real estate taxes and maintenance costs, may adversely affect the income from the real estate. Therefore, the cost of operating a real property may exceed the rental income earned from such property, and we may have to advance funds in order to protect our investment or we may be required to dispose of the real property at a loss. The foregoing expenditures and costs could adversely affect our ability to generate revenues, resulting in reduced levels of profitability.

The employment agreements of our executive officers permit them to engage in activities that may be considered to be competing with our subsidiaries, which may have an adverse effect on the business of our subsidiaries.

The long-term employment agreements between us or our subsidiaries and our executive officers expressly permit them to engage in outside activities, including activities competitive with our subsidiaries. This may have a material adverse effect on the business and financial condition of our subsidiaries.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders, depositors and subordinated debenture holders could lose confidence in our financial reporting, which could adversely affect our business, the trading price of our stock and our ability to sell subordinated debentures and attract additional deposits.

Beginning with our annual report for the fiscal year ending December 31, 2006, we will have to include in our annual reports filed with the SEC a report of our management regarding internal control over financial reporting. As a result, we have recently begun a process to document and evaluate our internal control over financial reporting in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act and SEC rules and regulations, which require an annual management report on our internal control over financial reporting, including, among other matters, management’s assessment of the effectiveness of our internal control over financial reporting, and an attestation report by our independent auditors addressing these assessments. In this regard, management has recently begun dedicating internal resources toward the adoption of a detailed work plan, which will involve the retention of outside consultants. This process is designed to (i) assess and document the adequacy of our internal control over financial reporting, (ii) take steps to improve control processes, where appropriate, and (iii) verify through testing that controls are functioning as documented. To date, we have identified certain deficiencies in the design and operating effectiveness of our internal control over financial reporting. We believe that we have corrected or are in the process of correcting such identified deficiencies and will continue to correct any identified issues as well as any issues that may be identified in the future. Although we have just begun this process, we are not aware of any “significant deficiencies” or “material weaknesses” in our internal control over financial reporting, as defined in applicable SEC rules and regulations. If we fail to identify and correct any significant deficiencies in the design or operating effectiveness of our internal control over financial reporting or fail to prevent fraud, current and potential stockholders, subordinated debenture holders and depositors could lose confidence in our financial reporting, which could adversely affect our business, financial condition and results of operations, the trading price of our stock, and our ability to sell subordinated debentures and attract additional deposits.

Environmental liability associated with commercial lending could have a material adverse effect on our business, financial condition and results of operations.

In the course of our business, we may acquire, through foreclosure, properties securing loans that are in default. There is a risk that hazardous substances could be discovered on those properties. In this event, we may be required to remove the substances from and remediate the properties at our cost and expense. The cost of removal and environmental remediation could be substantial. We may not have adequate remedies against the owners of the properties or other responsible parties and could find it difficult or impossible to sell the affected properties. These events could have a material adverse effect on our business, financial condition and operating results.

We face strong competition in our market areas, which may limit our growth and profitability.

Our market areas, which primarily consist of the New York City area and the Tampa Bay area of Florida, are very competitive, and the level of competition facing us may increase further, which may limit our growth and profitability. We experience competition in both lending and attracting deposits from other banks and nonbanks located within and outside our market areas, some of which are significantly larger institutions or institutions with greater resources, lower cost of funds or a more established market presence. Nonbank competitors for deposits and deposit-type accounts include savings associations, credit unions, securities firms, money market funds, life insurance companies and the mutual funds industry. For loans, we encounter competition from other banks, savings associations, finance companies, mortgage bankers and brokers, insurance companies, credit card companies, credit unions, pension funds and securities firms.

Terrorist acts and armed conflicts may adversely affect our business.

Terrorist acts, such as those that occurred on September 11, 2001, may have an adverse impact on our results of operations and on the economy in general. Since the properties underlying a high concentration of our mortgage loans are located in New York City, we may be more vulnerable to the adverse impact of such occurrences than other institutions.

Risks Relating to this Offering

Because our securities are not FDIC insured, you risk a loss of your entire investment.

Our Class A common stock is not a savings or deposit account or other obligation of the bank, it is not insured by the FDIC or any other governmental agency and it is subject to investment risk, including the loss of your entire investment.

There is not presently an active market for our shares of Class A common stock, and therefore you may not be able to sell any shares of Class A common stock in the event that you need a source of liquidity.

Although our Class A common stock became listed for trading on the NASDAQ National Market on June 27, 2005, and was previously traded on the NASDAQ SmallCap Market, the trading in our Class A common stock has substantially less liquidity than the trading in the stock of many other companies listed on that market. A public trading market in our Class A common stock that has the desired characteristics of depth, liquidity and orderliness depends on the presence in the market of willing buyers and sellers of our Class A common stock at any time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. In the event an active market for our Class A common stock does not develop, you may be unable to sell your shares of Class A common stock at or above the public offering price.

Management has discretionary use of the proceeds from this offering and you may not agree with the uses we choose to make with the proceeds.

Management will have broad discretion with respect to the deployment of the net proceeds from this offering. All determinations concerning the use of the net proceeds will be made by our management. Accordingly, there is a greater degree of uncertainty concerning the return on any investments we may make, than would be the case if specific investments were identified, and there is no assurance that you will agree with the uses that we choose to make of these net proceeds.

We have never paid cash dividends to our stockholders and have no present plans to pay cash dividends.

Since our formation, we have not paid any cash dividends to our stockholders, and we have no present intention to pay cash dividends in the foreseeable future. Dividends, if and when paid by us, are subject to our financial condition and the financial condition of our subsidiaries, as well as other business considerations, including restrictions on the payment of dividends contained in the documents governing our trust preferred securities. In addition, applicable federal banking regulations and Delaware law limit our ability to pay dividends. Accordingly, there can be no assurance that any dividends will be paid in the future. See "Dividend Policy."

Voting control of our board of directors is held by a limited number of stockholders, whose interests may not always be aligned with yours.

As of the date of this prospectus, four stockholders, two of whom are family members and are the Chairman and Chief Executive Officer and the President of our company, and the other two of whom are the daughter and spouse of our Chairman and Chief Executive Officer, together beneficially owned all of the outstanding Class B common stock. The holders of our Class B common stock, as a separate class, can elect two-thirds of our directors. As a result, voting control continues to rest with those persons. Therefore, the holders of our Class A common stock are not able to replace current management, since they only elect one-third of our directors. As the interests of the controlling stockholders might not always be aligned with your interests, these persons may exercise control over us in a manner detrimental to your interests. For example, the holders of Class B common stock could delay, deter or prevent a change in control or other business combination that might otherwise be deemed beneficial to our other stockholders.

"Anti-takeover" provisions and the regulations to which we may be subject may make it more difficult for a third party to acquire control of us, even if the change in control would be beneficial to our stockholders.

We are a holding company incorporated in Delaware. Anti-takeover provisions in Delaware law and our certificate of incorporation and bylaws, as well as regulatory approvals required under federal banking laws, could make it more difficult for a third party to acquire control of us and may prevent stockholders from receiving a premium for their shares of Class A common stock. Our certificate of incorporation provides that our board of directors may issue up to 300,000 shares of preferred stock, in one or more series, without stockholder approval and with such terms, preferences, rights and privileges as the board of directors may deem appropriate. These and other factors may hinder or prevent a change in control, even if the change in control would be beneficial to our stockholders. See “Description of Our Securities - Certain Provisions Having Potential Anti-Takeover Effects.”

RATIO OF EARNINGS TO FIXED CHARGES (1)

	Six Months Ended June 30,	Fiscal Years Ended December 31,
	2005	2004	2003	2002
Consolidated Company
Excluding interest on deposits	3.2	2.6	2.6	2.3
Including interest on deposits	1.5	1.5	1.6	1.4
Intervest Bancshares Corporation(2)	1.0	1.0	0.8	0.8
Intervest Mortgage Corporation	1.7	1.6	1.5	1.4

(1) The ratio of earnings to fixed charges has been computed by dividing earnings (before the provision for income taxes and fixed charges) by fixed charges. Fixed charges consist of interest expense incurred during the period and amortization of deferred debenture offering costs. (2) Intervest Bancshares Corporation's earnings include dividends received from its subsidiaries for purposes of this calculation.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission ("SEC") a registration statement on Form S-2 under the Securities Act of 1933 registering Class A common stock. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement. Also, any statement made in this prospectus concerning the contents of any contract, agreement or other document is not necessarily complete. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. We are also required to file periodic reports and other information with the SEC under the Securities Exchange Act. Accordingly, we file reports, including our annual reports on Form 10-K, our quarterly reports on Form 10-Q, and current reports on Form 8-K, and other information with the Commission.

You may read and copy the registration statement, including the attached exhibits, and any reports, statements or other information that we may file, at the SEC's Public Reference Room at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of the duplicating fee, by writing to the SEC at its principal office at 100 F. Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public on the SEC's Internet site (http://www.sec.gov).

The SEC allows us to "incorporate by reference" information we have filed with it, which means that we can disclose important information to you by referring you to those previously filed documents. These incorporated documents contain important business and financial information about us that is not included in or delivered with this prospectus. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below.

▪	Our Annual Report on Form 10-K for the year ended December 31, 2004.
▪	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.
▪	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.

A copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005 are being delivered with this prospectus. The above filings are also available at the SEC's offices and Internet site described above. We will also provide you, and any beneficial owner, with a copy free of charge, of any of the documents identified above that we incorporate by reference into this prospectus, but do not deliver with this prospectus. You may request a copy of the filings by writing or telephoning us at the following address:

Intervest Bancshares Corporation
One Rockefeller Plaza (Suite 400)
New York, New York 10020
Attention: Secretary
Telephone (212) 218-2800

FORWARD-LOOKING STATEMENTS

Certain statements contained in or incorporated by reference into this prospectus constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and are including this statement for purposes of invoking these safe harbor provisions. Such forward-looking statements are made based on our management's expectations and beliefs concerning future events impacting our company and are subject to uncertainties and factors relating to our operations and economic environment, all of which are difficult to predict and many of which are beyond our control. You can identify these statements from our use of the words “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target,” “may” and similar expressions. These forward-looking statements may include, among other things:

•	statements relating to projected growth, anticipated improvements in earnings, earnings per share, and other financial performance measures, and management’s long term performance goals;

•	statements relating to the anticipated effects on results of operations or our financial condition from expected developments or events;

•	statements relating to our business and growth strategies, including potential acquisitions; and

•	any other statements which are not historical facts.

Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from our expectations of future results, performance or achievements expressed or implied by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results. We discuss these and other uncertainties in the “Risk Factors” section of this prospectus beginning on page 8.

You should not place undue reliance on any forward-looking statement. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

The net proceeds to the Company will depend upon the number of Warrants actually exercised and cannot be determined at this time. However, assuming all of the Warrants were to be exercised, the net proceeds to the Company would be approximately $4.8 million. The Company will not receive any proceeds in connection with the conversion of its debentures.

The net proceeds of the Offering will become a part of the Company's capital funds to be used for general corporate purposes, including, without limitation, the financing of the expansion of the Company's business through acquisitions, the establishment of new branches or subsidiaries, and the infusion of capital to the Company's current or future subsidiaries. Neither the Company nor any of its subsidiaries currently has any plans, understandings, arrangements or agreements, written or oral, with respect to the establishment of any branches or with respect to any specific acquisition prospect, and none of them is presently negotiating with any party with respect thereto.

The actual application of the net proceeds will depend on the capital needs of the Company's subsidiaries, the Holding Company's own financial requirements and available business opportunities. None of the uses described herein constitute a commitment by the Company to expend the proceeds in a particular manner. The Company reserves the right to make shifts in the allocation of the proceeds from this offering if future events, including changes in the economic climate or the Company's planned operations, make such shifts necessary or desirable. In such events, proceeds may be applied to the working capital requirements of the Company or its subsidiaries. Pending their ultimate application, the net proceeds will be invested in such relatively short-term investments or otherwise applied as management may determine.

DETERMINATION OF OFFERING PRICE

Although the Company's Class A Common Stock is presently traded over the counter and quoted on the NASDAQ National Market under the symbol IBCA, at the time of original issuance of the warrants, there was no established trading market for any of the Company's securities. The exercise prices for the Warrants and the conversion prices for the debentures were established based upon a number of factors, including the following: (i) the financial condition of the Company and its subsidiaries; (ii) the experience of management; and (iii) the general status of the securities markets and other relevant factors. The Company has reviewed the exercise and conversion prices from time to time and previously approved certain reductions in the exercise price of warrants and the conversion prices of debentures, which revised prices are described in this prospectus.

PLAN OF DISTRIBUTION

The Company's Warrants are not exercisable and its Debentures are not convertible unless the Company has a current prospectus covering the shares issuable upon exercise of the Warrants or conversion of the Debentures and this prospectus covers those shares.

With respect to the shares of Class A Common Stock and Class B Common Stock issuable upon exercise of the Warrants, those shares shall be issued by the Company, from time to time, upon exercise by the holders thereof of the Warrants. Shares of Class A Common Stock or Class B Common Stock may be purchased by the holders of Warrants only by mailing or delivering a completed and duly executed Election to Purchase Form which is on the reverse side of the Warrant Certificate, together with payment of the then applicable exercise price per share for each warrant surrendered to the Bank of New York, the Company's warrant agent, prior to expiration of the warrant. Payment may be made in certified funds, cashier check, bank draft or bank check, payable to the order of the Warrant Agent. All funds received by the Warrant Agent from the exercise of warrants will be forwarded to the Company.

With respect to the shares of Class A Common Stock issuable upon conversion of the Debentures, those shares will be issued upon written notice to the Company at the office maintained for that purpose and delivery of the certificate representing the Debentures to be converted.

DESCRIPTION OF OUR SECURITIES

The following descriptions do not purport to be complete and are subject to, and qualified in their entirety by reference to, the more complete descriptions thereof set forth in our Restated Certificate of Incorporation and our Bylaws, as amended to date.

Authorization

Our authorized capital stock consists of 10,500,000 shares of capital stock. We are authorized to issue two classes of common stock, consisting of 9,500,000 shares of Class A common stock, par value $1.00 per share, and 700,000 shares of Class B common stock, par value $1.00 per share. We are also authorized to issue 300,000 shares of preferred stock, par value $1.00 per share.

As of September 1, 2005, there were 7,162,089 shares of Class A common stock and 385,000 shares of Class B common stock issued and outstanding, and no shares of preferred stock were issued and outstanding.

Common Stock

Dividend Rights. Subject to preferences that might be applicable to any shares of our preferred stock that may hereafter be issued, the holders of Class A and Class B common stock are entitled to share ratably in such dividends as may be declared by the board of directors out of funds legally available therefor.

As a Delaware corporation, we may not declare and pay dividends on our capital stock if the amount paid exceeds an amount equal to the surplus which represents the excess of our net assets over paid-in-capital or, if there is no surplus, our net earnings for the current and/or immediately preceding fiscal year. Dividends cannot be paid from our net profits unless the paid-in- capital represented by the issued and outstanding stock having a preference upon the distribution of our assets at the market value is intact. Under applicable Delaware case law, dividends may not be paid on our capital stock if we become insolvent or the payment of the dividend will render us insolvent. To the extent we pay dividends and we are deemed to be insolvent or inadequately capitalized, a bankruptcy court could direct the return of any dividends.

In addition, our ability to pay cash dividends is further impacted by the funding requirements of the trust preferred securities issued by our statutory trusts, all of the common stock of which is owned by us. We are required to make quarterly payments of interest on the principal of the trust preferred securities, which are required to be made before we can consider the payment of cash dividends on our Class A and Class B common stock. Our ability to pay cash dividends to our stockholders is also primarily dependent upon the cash dividends received from our subsidiary bank and our other subsidiaries. See “Dividend Policy.”

Voting Rights. Each share of our Class A and Class B common stock entitles its holder to one vote in the election of directors as well as all other matters to be voted on by stockholders. Both classes of common stock have equal voting rights as to all matters, except that, so long as at least 50,000 shares of Class B common stock are issued and outstanding, the holders of the Class B common stock are entitled to vote for the election of two-thirds (rounded up to the nearest whole number) of the directors, and the holders of Class A common stock are entitled to elect the remaining directors. Holders of our Class A or Class B common stock are not entitled to cumulate their votes in the election of directors. Under Delaware law, the holders of each class of our common stock would be entitled to vote as a separate class on certain matters that would adversely affect or subordinate the rights of that class.

Conversion Rights. The shares of Clas s B common stock are convertible, at any time, on a share for share basis, into shares of Class A common stock at the option of the holder.

No Preemptive Rights. Holders of our Class A and Class B common stock do not have any preemptive rights to subscribe for additional shares on a pro rata basis or otherwise when additional shares are offered for sale by us.

Assessment and Redemption. Our common stock is not subject to redemption or any sinking fund provisions, and all outstanding shares are fully paid and non-assessable.

Liquidation Rights. Subject to preferences that might be applicable to any shares of our preferred stock that may hereafter be issued, in the event of our liquidation, dissolution or winding up, the holders of our Class A and Class B common stock are entitled to receive, pro rata, after payment of all of our debts and liabilities, all of our remaining assets available for distribution in cash or in kind. In the event of any liquidation, dissolution or winding up of any subsidiary, the holding company, as the sole shareholder of the subsidiary's common stock, would be entitled to receive all remaining assets of that subsidiary available for distribution in cash or in kind after payment of all debts and liabilities of the subsidiary (including, in the case of the bank, all deposits and accrued interest thereon).

Preferred Stock

The authorized preferred stock is available for issuance from time to time at the discretion of our board of directors without stockholder approval. The board of directors has the authority to prescribe for each series of preferred stock it establishes the number of shares in that series, the number of votes (if any) to which the shares in that series are entitled, the consideration for the shares in that series, and the designations, powers, preferences and other rights, qualifications, limitations or restrictions of the shares in that series. Depending upon the rights prescribed for a series of preferred stock, the issuance of preferred stock could have an adverse effect on the voting power of the holders of common stock and could adversely affect holders of common stock by delaying or preventing a change in control, making removal of our present management more difficult or imposing restrictions upon the payment of dividends and other distributions to the holders of common stock.

Warrants

As of June 30, 2005, there were outstanding warrants to purchase up to 501,465 shares of our Class A common stock, all of which are held by Jerome Dansker, our chairman and chief executive officer. These warrants, which were issued in 1994 and expire on January 31, 2007, entitle Mr. Dansker to purchase the shares at an exercise price of $6.67 per share. The warrants may be exercised at any time, in whole or in part, prior to the expiration date, provided that the warrants may not be exercised for fewer than 100 shares unless exercised as to all remaining shares. The exercise price and the number of shares covered by the warrants are subject to adjustment upon occurrence of certain events, including stock dividends, stock splits and similar recapitalizations affecting our Class A common stock, or sales by us of shares of our Class A common stock at prices less than the exercise price of the warrants.

Also as of June 30, 2005, there were outstanding warrants to purchase up to 195,000 shares of our Class B common stock, all of which are held by Jerome Dansker, our chairman and chief executive officer, including a warrant to purchase 145,000 shares of our Class B common stock at any time prior to January 31, 2008 (provided that we may, at our election, establish an earlier expiration date to occur after February 1, 2007 and prior to January 31, 2008 by giving not less than 30 nor more than 90 days notice) at an exercise price of $6.67 per share. The remaining warrant allows the purchase of up to 50,000 shares of Class B common stock at an exercise price of $10.00 per share and expires on January 31, 2008. The warrants to purchase shares of our Class B common stock contain terms and conditions substantially in conformity with those applicable to warrants to purchase shares of our Class A common stock, including provisions regarding adjustments to the exercise price and the number of shares issuable upon exercise of the warrant.

Certain Provisions Having Potential Anti-Takeover Effects

General. The following is a summary of the material provisions of Delaware General Corporation Law and our Certificate of Incorporation and Bylaws that address matters of corporate governance and the rights of stockholders. Certain of these provisions may delay or prevent takeover attempts not first approved by our board of directors (including takeovers which certain stockholders may deem to be in their best interests). These provisions also could delay or frustrate the removal of incumbent directors or the assumption of control by stockholders. The primary purpose of these provisions is to encourage negotiations with our management by persons interested in acquiring control of Intervest Bancshares Corporation. All references to the Certificate of Incorporation and Bylaws are to our Certificate of Incorporation and Bylaws in effect on the date of this prospectus.

Filling Vacancies. Vacancies occurring in our board of directors may be filled by the stockholders or a majority of the remaining directors, even though less than a quorum. Vacancies filled by the stockholders will be filled in accordance with the relative voting rights of the holders of our Class A and Class B common stock in connection with an election of directors, as described above.

Amendment of Bylaws. Subject to certain restrictions described below, either a majority of our board of directors or our stockholders may amend or repeal the Bylaws. Generally, the stockholders may adopt, amend, or repeal the Bylaws in accordance with the Delaware General Corporation Law.

Special Meetings of Stockholders. Our Bylaws provide that special meetings of stockholders may be called only by our Chairman, our President, our board of directors or by a committee of the board of directors whose authority includes the power to call such meetings.

Authorized But Unissued Shares. Delaware law does not require stockholder approval for any issuance of authorized shares. Authorized but unissued shares may be used for a variety of corporate purposes, including future public or private offerings to raise additional capital or to facilitate corporate acquisitions. One of the effects of the existence of authorized but unissued shares may be to enable the board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Preferred Stock. Under the terms of our Certificate of Incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to provide flexibility and eliminate delays associated with a stockholder vote on specific issues. However, the ability of our board of directors to issue preferred stock and determine its rights and preferences may have the effect of delaying or preventing a change in control, as described above under “Description of Our Securities - Preferred Stock.”

Statutory and other Restrictions on Acquisition of our Capital Stock. Provisions of our Certificate of Incorporation and Bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. These provisions:

•	give the holders of Class B common stock the right to elect two-thirds (rounded up to the nearest whole number) of our board of directors; and

•	allow us to issue preferred stock without any vote or further action of the stockholders.

We are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with an interested stockholder, unless:

•
prior to the time of the proposed action, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
at or subsequent to the time of the proposed action, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board and in policies formulated by the board and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of our company.

Limitations on Director Liability

Our Certificate of Incorporation provides that our directors shall generally not be liable to us or any of our stockholders for monetary damages for breach of duty as a director to the fullest extent permitted by the Delaware General Corporation Law. This provision will eliminate such liability except for (i) any breach of the director’s duty of loyalty to us or to our stockholders, (ii) acts and omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) liability for unlawful payment of dividends or unlawful stock purchases or redemptions in violation of the Delaware General Corporation Law, and (iv) any transaction from which the director derived an improper personal benefit.

Indemnification of Directors and Officers

Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”) empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or other enterprise. A corporation may indemnify such person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may, in advance of the final disposition of any civil, criminal, administrative or investigative action, suit or proceeding, pay the expenses (including attorneys’ fees) incurred by any officer or director in defending such action, provided that the officer or director undertakes to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation.

A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) which he or she actually and reasonably incurred in connection therewith. The indemnification provided by the DGCL is not deemed to be exclusive of any other rights to which those seeking indemnification may be entitled under any corporation’s bylaws, agreement, vote or otherwise.

Our bylaws provide that we will indemnify any person made or threatened to be made a party to any action or proceeding by reason of the fact that he, his testator or intestate, is or was a director or officer, and any director or officer who served any other company in any capacity at our request, in the manner and to the maximum extent permitted by the DGCL, as the same now exists or may hereafter be amended in a manner more favorable to persons entitled to indemnification; and we may, in the discretion of our board of directors, indemnify all other corporate personnel to the extent permitted by law. The right to indemnification contained in our bylaws includes the right to be paid by us the expenses (including attorneys’ fees) incurred in defending any such proceeding in advance of its final disposition.

The employment agreements between us and each of Messrs. Jerome Dansker, Lowell Dansker and Lawrence Bergman contain indemnification provisions, in addition to those contained in our bylaws, which provide that we will indemnify and hold each of the foregoing persons harmless against all losses, claims, damages or liabilities (including legal fees, disbursements, and any other expenses incurred in investigating or defending against any such loss, claim, damage or liability) arising (i) by reason of any acts or omissions or any alleged acts or omissions arising out of the person’s activities in connection with the conduct of our business (or any of our subsidiaries or affiliated entities), (ii) by reason of the performance by such person of the services to be performed pursuant to the terms of the employment agreement, (iii) by reason of any claim or allegation of failure to perform such services in accordance with the terms of the employment agreement, or (iv) by reason of the performance of services alleged to be beyond the scope of the authority conferred upon such person pursuant to the terms of the employment agreement; provided that, no indemnity will be provided for losses, claims, damages or liabilities described above to the extent that such losses, claims, damages or liabilities result from the gross negligence or willful misconduct of such person. The indemnification provided in the employment agreements survives the expiration or earlier termination of such employment agreements and is in addition to any common law or contractual rights of indemnification available at law or in equity, and includes all costs and expenses of enforcing the right to indemnification. Under the employment agreements, each of Messrs. Jerome Dansker, Lowell Dansker and Lawrence Bergman are also entitled, upon request, to the payment by us of all costs and expenses paid or incurred by such person in investigating, defending or settling any claim, loss, damage or liability that may be subject to a right of indemnification.

The employment agreement between Mr. Jerome Dansker and Interest Mortgage Corporation contains indemnification provisions similar to the provisions described above.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons under the provisions discussed above or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Registrar and Transfer Agent

The registrar and transfer agent for our Class A and Class B common stock is The Bank of New York.

Our Securities Are Not Insured by the FDIC

An investment in any of our securities, including our Class A common stock, will not be a deposit or a savings account and will not be insured or guaranteed by the FDIC or any other governmental agency and is subject to investment risk, including the possible loss of your entire investment.

Description of the Series 5/14/98 Convertible Subordinated Debentures

General

The Debentures are unsecured subordinated obligations of the Company, limited to an original aggregate principal amount of $7,000,000 and mature on July 1, 2008. At June 30, 2005, there was a total of $3,010,000 principal amount of Debentures outstanding. The Debentures were issued pursuant to an Indenture dated as of June 1, 1998 (the "Indenture") between the Company and the Bank of New York, as trustee (the "Trustee"). Interest on the Debentures accrues each calendar quarter at the rate of 8% per annum. In addition, interest accrues each calendar quarter on the balance of the accrued interest as of the last day of the preceding calendar quarter at the same interest rate. All accrued interest on the Debentures is payable at the maturity of the Debentures, whether by acceleration, redemption or otherwise.

Any debenture holder may, on or before July 1 of each year, commencing July 1, 2003, elect to be paid all accrued interest on the Debentures and to thereafter receive payments of quarterly interest. The election must be made after April 1 and before May 31 and the holder will receive a payment of accrued interest on July 1 and will thereafter receive quarterly payments of interest on the first day of each January, April, July and October until the maturity date. Once made, an election to receive interest is irrevocable. Quarterly interest is payable to holders of record on the first day of the month preceding the interest payment date.

Subordination of Debentures

The Debentures are general unsecured obligations of the Company limited to $7,000,000 principal amount. The Debentures are subordinated in payment of principal and interest to all Senior Indebtedness. The term Senior Indebtedness is defined in the Indenture to mean all indebtedness of the Company, whether outstanding on the date of the Indenture or thereafter created, which (i) is secured, in whole or in part, by any asset or assets owned by the Company or by a corporation, a majority of whose voting stock is owned by the Company or a subsidiary of the Company ("Subsidiary"), or (ii) arises from unsecured borrowings by the Company from commercial banks, savings banks, savings and loan associations, insurance companies, companies whose securities are traded in a national securities market, or any majority-owned subsidiary of any of the foregoing, or (iii) arises from unsecured borrowings by the Company from any pension plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended), or (iv) arises from borrowings by the Company which are evidenced by commercial paper, or (v) other unsecured borrowings by the Company which are subordinate to indebtedness of a type described in clauses (i), (ii) or (iv) above, or (vi) is a guaranty or other liability of the Company of, or with respect to any indebtedness of, the subsidiary of the type described in clauses (ii), (iii) or (iv) above. As of December 31, 1997, the Company had no senior indebtedness. There is no limitation or restriction in the Debentures or the Indenture on the creation of senior indebtedness by the Company on the amount of such senior indebtedness to which the Debentures may be subordinated. There is also no limitation on the creation or amount of indebtedness which is pari passu with (i.e. having no priority of payment over and not subordinated in right of payment to) the Debentures.

Upon any distributions of any assets of the Company in connection with any dissolution, winding-up, liquidation or reorganization of the Company, the holders of all senior indebtedness will first be entitled to receive payment in full of the principal and premium, if any, thereof and any interest due thereof, before the holders of the Debentures are entitled to receive any payment upon the principal of or interest on the Debentures, and thereafter payments to the debenture holders will be pro rata with payments to holders of pari passu indebtedness. In the absence of any such events, the Company is obligated to pay principal of and interest on the Debentures in accordance with their terms. The Company will not maintain any sinking fund for the retirement of any of the Debentures.

Conversion Rights

The Debentures are convertible, at the option of the holder, into shares of Class A Common Stock of the Company at any time prior to April 1, 2008 (subject to prior redemption by the Company on not less than 30 days notice and not more than 90 days notice), at a current conversion price of $14.00 per share through December 31, 2005, which conversion price increases annually thereafter on January 1 of each year, as follows: $16.00 in 2006; $18.00 in 2007; and $20.00 from January 1, 2008 through the Maturity Date. The Company reserves the right, from time to time in its discretion to establish conversion prices per share which are less than the conversion prices set forth above, which lower prices shall remain in effect for such periods as the Company may determine and as shall be set forth in a written notice to the holders of Debentures. The Company has, on two occasions, reduced the price at which the Debentures may be converted during specified periods.

The conversion price is subject to adjustment in certain events, including (i) dividends (and other distributions) payable in Class A Common Stock on any class of capital stock of the Company, (ii) the issuance to all holders of common stock of rights or warrants entitling them to subscribe for or purchase Class A Common Stock at less than the current market price (as defined), (iii) subdivisions, combinations and reclassifications of common stock, (iv) distributions to all holders of Class A Common Stock of evidence of indebtedness of the Company or assets (including securities, but excluding those dividends, rights, warrants and distributions referred to above and any dividend or distribution paid exclusively in cash.

Fractional shares of Class A Common Stock will not be issued upon conversion, but, in lieu thereof, the Company will pay cash adjustment equal to the portion of the principal and/or interest not converted into whole shares.

Transfers

The Debentures are transferable on the books of the Company by the registered holders thereof upon surrender of the Debentures to the Registrar appointed by the Company and, if requested by the Registrar, shall be accompanied by a written instrument of transfer in form satisfactory to the registrar. The Company has appointed The Bank of New York as the "Registrar" for the Debentures. The person in whose name any Debenture is registered shall be treated as the absolute owner of the Debenture for all purposes, and shall not be affected by any notice to the contrary. Upon transfer, the Debentures will be canceled, and one or more new registered Debentures, in the same aggregate principal amount, of the same maturity and with the same terms, will be issued to the transferee in exchange therefor. (Art. 2, Sec. 2.07(a)).

Duties of the Trustee

The Indenture provides that in case an Event of Default (as defined) shall occur and continue, the Trustee will be required to use the same degree of care and skill as a prudent person would exercise or use under the circumstances in the conduct of his own affairs in the exercise of its power. While the Trustee may pursue any available remedies to enforce any provision of the Indenture or the Debentures, the holders of a majority in principal amount of all outstanding Debentures may direct the time, method, and place of conducting any proceeding for exercising any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the Debenture holders, unless they shall have offered to the Trustee security and indemnity satisfactory to it.

Redemption

The Company may, at its option, at any time call all or any part of the Debentures for payment, and redeem the same at any time prior to the maturity thereof. The redemption price for any redemption of Debentures is the face amount. In all cases, the Debenture Holder will also receive interest accrued to the date of redemption. Notice of redemption must be sent by first class mail, postage prepaid, to the registered holders of the Debentures not less than 30 days nor more than 90 days prior to the date the redemption is to be made. In the event of a call for redemption, no further interest shall accrue after the redemption date on any Debentures called for redemption. (Art. 3, Section 3.03, Paragraph 5). Since the payment of principal of, interest on, or any other amounts due on the Debentures is subordinate in right of payment to the prior payment in full of all Senior Indebtedness upon the dissolution, winding up, liquidation or reorganization of the Company, no redemption will be permitted upon the happening of such an event.

Limitation On Dividends and Other Payments

The Indenture provides that the Company will not declare or pay any dividend or make any distribution on its Capital Stock (i.e. any and all shares, interests, participations, rights or other equivalents of the Company's stock) or to its shareholders (other than dividends or distributions payable in Capital Stock), or purchase, redeem or otherwise acquire or retire for value, or permit any Subsidiary to purchase or otherwise acquire for value, Capital Stock of the Company, if at the time of such payment, or after giving effect thereto, an Event of Default, as hereinafter defined, shall have occurred and be continuing or a default shall occur as a result thereof; provided, however, that the foregoing limitation shall not prevent (A) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment complied with the provisions of such limitation, or (B) the acquisition or retirement of any shares of the Company's Capital Stock by exchange for, or out of the proceeds of the sale of shares of, its Capital Stock. (Art. 4, Section 4.04).

Discharge Prior to Redemption or Maturity

If the Company at any time deposits with the Trustee money or U.S. Government Obligations sufficient to pay principal and interest on the Debentures prior to their redemption or maturity, the Company will be discharged from the Indenture, provided certain other conditions specified in the Indenture are satisfied. In the event of such deposit, which is irrevocable, Debenture Holders must look only to the deposited money and securities for payment. U.S. Government Obligations are securities backed by the full faith and credit of the United States. (Art. 8, Section 8.01(2)).

Access of Information to Security Holders

Debenture Holders may obtain from the Trustee information necessary to communicate with other Debenture Holders. Upon written application to the Trustee by any three or more Debenture Holders stating that such Debenture Holders desire to communicate with other Debenture Holders with respect to their rights under the Indenture or under the Debentures, and upon providing the Trustee with the form of proxy or other communication which the Debenture Holders propose to transmit, and upon receipt by the Trustee from the Debenture Holders of reasonable proof that each such Debenture Holder has owned a Debenture for a period of at least six months preceding the date of such application, the Trustee shall, within five business days after the receipt of such information, either (a) provide the applicant Debenture Holders access to all information in the Trustee's possession with respect to the names and addresses of the Debenture Holders; or (b) provide the applicant Debenture Holders with information as to the number of Debenture Holders and the approximate cost of mailing to such Debenture Holders the form of proxy or other communication, if any, specified in the applicant Debenture Holders' application, and upon written request from such applicant Debenture Holders and receipt of the material to be mailed and of payment, the Trustee shall mail to all the Debenture Holders copies of the from of proxy or other communication so specified in the request. (Art. 2, Section 2.08).

Compliance with Conditions and Covenants

Upon any request by the Company to the Trustee to take any action under the Indenture, the Company is required to furnish to the Trustee (i) an officers' certificate of the Company stating that all conditions and covenants in the Indenture relating to the proposed action have been complied with and (ii) an opinion of counsel stating that, in the opinion of such counsel, all such conditions and covenants have been complied with. (Art. 11, Sec. 11.03).

Amendment, Supplement and Waiver

Subject to certain exceptions, the Indenture or the Debentures may be amended or supplemented, and compliance by the Company with any provision of the Indenture or the Debentures may be waived, with the consent of the holders of a majority in principal amount of the Debentures outstanding. Without notice to or consent of any holders of Debentures, the Company may amend or supplement the Indenture or the Debentures to cure any ambiguity, omission, defect or inconsistency, or to make any change that does not adversely affect the rights of any holders of Debentures. However, without the consent of each holder of Debentures affected, an amendment, supplement or waiver may not reduce the amount of Debentures whose holders must consent to an amendment, supplement or waiver, reduce the rate or extend the time for payment of interest on any Debentures (except that the payment of interest on Debentures may be postponed for a period not exceeding three years from its due date with the consent of holders of not less than 75% in principal amount of Debentures at the time outstanding, which consent shall be binding upon all holders), reduce the principal of or extend the fixed maturity of any Debentures, make any Debentures payable in money other than that stated in the Indenture, make any change in the subordination provisions of the Indenture that adversely affects the rights of any holder of Debentures or waive a default in the payment of principal of or interest on, or other redemption payment on any Debentures. (Art. 9, Sec. 9.02).

Defaults and Remedies

Each of the following is an "Event of Default" under the Indenture: (a) failure by the Company to pay any principal on the Debentures when due; (b) failure by the Company to pay any interest installment on the Debentures within thirty days after the due date; (c) failure to perform any other covenant or agreement of the Company made in the Indenture or the Debentures, continued for sixty days after receipt of notice thereof from the Trustee or the holders of at least 25% in principal amount of the Debentures; and (d) certain events of bankruptcy, insolvency or reorganization. (Art. 6, Sec. 6.01). If an Event of Default (other than those described in clause (d) above) occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the Debentures, by notice to the Company, may declare the principal of and accrued interest on all of the Debentures to be due and payable immediately. If an Event of Default of the type described in clause (d) above occurs, all unpaid principal and accrued interest on the Debentures shall automatically become due and payable without any declaration or other act on the part of the Trustee or any holder. (Art. 6, Sec. 6.02). Holders of Debentures may not enforce the Indenture or the Debentures except as provided in the Indenture. The Trustee may refuse to enforce the Indenture or the Debentures unless it receives indemnity and security satisfactory to it. Subject to certain limitations, the holders of a majority in principal amount of the Debentures may direct the Trustee in its exercise of any trust or power conferred on the Trustee, and may rescind an acceleration of the Debentures. The Trustee may withhold from holders of Debentures notice of any continuing default (except a default in payment of principal or interest) if it determines that withholding notice is in their interest. (Art. 6, Secs. 6.05 and 6.06).

The Indenture requires the Company to furnish to the Trustee an annual statement, signed by specified officers of the Company, stating whether or not such officers have knowledge of any Default under the Indenture, and, if so, specifying each such Default and the nature thereof. (Art. 4, Sec. 4.03).

Federal Income Tax Consequences

Holders of the Debentures are required to include in their income for federal income tax purposes all of the accrued but unpaid interest for each taxable year, since such amounts constitute interest income within the meaning of the applicable provisions of the Internal Revenue Code of 1986, as amended to date (the "Code"). As a result, such debenture holders are required to pay taxes on interest which has accrued, although such interest will not be paid until maturity of the Debenture.

Interest payments received by holders of Debentures who have elected to receive quarterly payments of interest will be includable in the income of such holders for federal income tax purposes for the taxable year in which the interest was received, except with respect to the payment of accrued interest that has been included in their income in prior years.

Holders who hold the Debentures for investment purposes should treat all reportable interest (whether actually received or accrued) as portfolio income under applicable code provisions.

The Company's deposit of funds with the Trustee to effect the discharge of the Company's obligations under the Debentures and the Indenture prior to redemption or maturity of the Debentures, will have no effect on the amount of income realized or recognized (gain or loss) by the Debenture Holders or the timing of recognition of gain or loss for federal income tax purposes.

LEGAL MATTERS

Harris Beach PLLC, Rochester, New York will pass on the legality of the securities offered by this prospectus for us. Thomas E. Willett, a member of Harris Beach PLLC, serves as one of our directors.

EXPERTS

The consolidated balance sheets of Intervest Bancshares Corporation and Subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of earnings, comprehensive income, changes in stockholders' equity and cash flows for the three-year period ended December 31, 2004, appearing in Intervest Bancshares Corporation's Annual Report on Form 10-K, have been audited by Hacker, Johnson & Smith P.A., P.C., Tampa, Florida, Independent Registered Public Accounting Firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such report is based in part on the report of Eisner LLP, New York, New York, Independent Registered Public Accounting Firm for Intervest Mortgage Corporation, as set forth therein and incorporated herein by reference. The financial statements of Intervest Bancshares Corporation and Subsidiaries are included in reliance upon such reports, given on the authority of those firms as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth expenses in connection with the issuance and distribution of the securities being registered. All amounts except the registration fee payable to the Securities and Exchange Commission are estimates.

SEC Registration Fee		$	None
Legal Fees and Expenses	*		$2,000
Accountants Fees and Expenses	*		$6,000
Printing and Engraving Fees	*		$1,000
Blue Sky Fees and Expenses	*		$1,000
Transfer Agent and Registration Fee and Expenses			None
Miscellaneous	*		$1,000
Total Issuance and Distribution Expenses			$11,000

*Estimated

Item 15.	Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of Delaware provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. No indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

The Company's bylaws provide that the Company will indemnify the officers and directors of the Company to the fullest extent permitted under the laws of the State of Delaware. In that regard, the Company is obligated to indemnify officers and directors of the Company from and against any and all judgments, fines, amounts paid in settlement, and reasonable expenses, including attorneys' fees, actually and necessarily incurred by an officer or director as a result of any action or proceeding, or any appeal therein, to the extent such amounts may be indemnified under the laws of Delaware; and to pay any officer or director of the Company in advance of the final disposition of any civil or criminal proceeding, the expenses incurred by such officer or director in defending such action or proceeding. The Company's obligation to indemnify its officers and directors continues to individuals who have ceased to be officers or directors of the Company and to the heirs and personal representatives of former officers and directors of the Company.

Item 16.	Exhibits.

Exhibit Number	Description of Exhibit

5.1	Opinion of Harris Beach PLLC

13.1*	Report on Form 10-K for the year ended December 31, 2004

13.2*	Report on Form 10-Q for the quarter ended March 31, 2005

13.3*	Report on Form 10-Q for the quarter ended June 30, 2005

24.1	Consent of Harris Beach PLLC is included in the Opinion of Harris Beach PLLC, filed as Exhibit 5.1

24.2	Consent of Hacker, Johnson & Smith P.A., P.C.

24.3	Consent of Eisner, LLP

*Previously filed and incorporated herein by reference.

Item 17.	Undertakings.

(a)                       The undersigned registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)     To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii)    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)               That, for purposes of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)                To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)                       Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)    The undersigned registrant hereby undertakes that:

(1)               For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this Registration Statement as of the time the Commission declared it effective.

(2)               For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement or Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 7th day of September, 2005.

INTERVEST BANCSHARES CORPORATION
(Registrant)

By:	/s/ Lowell S. Dansker
Lowell S. Dansker, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement or Amendment has been signed by the following persons in the capacities indicated on the 7th day of September, 2005.

Title	Date

/s/ Lawrence G. Bergman	Vice President, Secretary and Director
(Lawrence G. Bergman)

/s/ Michael A. Callen	Director
(Michael A. Callen)

/s/ Jerome Dansker	Chairman of the Board,
(Jerome Dansker)	Chief Executive Officer, Director
(Principal Executive Officer)

/s/ Lowell S. Dansker	President, Treasurer, and Director
(Lowell S. Dansker)	(Principal Financial Officer)

/s/ Paul R. DeRosa	Director
(Paul R. DeRosa)

/s/ Stephen A. Helman	Director
(Stephen A. Helman)

/s/ Wayne F. Holly	Director
(Wayne F. Holly)

/s/ Lawton Swan, III	Director
(Lawton Swan, III)

/s/ Thomas E. Willett	Director
(Thomas E. Willett)

/s/ David J. Wilmott	Director
(David J. Wilmott)

/s/ Wesley T. Wood	Director
(Wesley T. Wood)

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

5.1	Opinion of Harris Beach PLLC

13.1*	Report on Form 10-K for the year ended December 31, 2004

13.2*	Report on Form 10-Q for the quarter ended March 31, 2005

13.3*	Report on Form 10-Q for the quarter ended June 30, 2005

24.1	Consent of Harris Beach PLLC is included in the Opinion of Harris Beach PLLC, filed as Exhibit 5.1

24.2	Consent of Hacker, Johnson & Smith P.A., P.C.

24.3	Consent of Eisner, LLP

*Previously filed and incorporated herein by reference.